Filed by: RPT Realty
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RPT Realty (Commission File No.:001-10093)

News Release (NYSE:RPT)

RPT Realty Declares Special Cash Dividend of $0.05444 Per Share

NEW YORK – RPT Realty (NYSE:RPT) (“RPT” or the “Company”) announced today that its Board of Trustees declared a special dividend of $0.05444 per common share in connection with the previously announced definitive merger agreement entered into by and between the Company and Kimco Realty Corporation and the parties thereto. The special dividend is payable in cash on December 21, 2023, to shareholders of record on December 7, 2023. As a result of the payment of the special dividend on common shares, the conversion ratio of the Series D convertible preferred shares will be adjusted in accordance with the Company’s Articles of Restatement of Declaration of Trust, as amended and supplemented. The current conversion ratio of the Series D convertible preferred shares can be found on the Company’s website at investors.rptrealty.com/shareholder-information/ dividends.

About RPT Realty

RPT Realty owns and operates a national portfolio of open-air shopping destinations principally located in top U.S. markets. The Company’s shopping centers offer diverse, locally-curated consumer experiences that reflect the lifestyles of their surrounding communities and meet the modern expectations of the Company’s retail partners. The Company is a fully integrated and self-administered REIT publicly traded on the New York Stock Exchange (the “NYSE”). The common shares of the Company, par value $0.01 per share are listed and traded on the NYSE under the ticker symbol “RPT”. As of September 30, 2023, the Company’s property portfolio (the “aggregate portfolio”) consisted of 43 wholly-owned shopping centers, 13 shopping centers owned through its grocery- anchored joint venture, and 49 retail properties owned through its net lease joint venture, which together represent 14.9 million square feet of gross leasable area (“GLA”). As of September 30, 2023, the Company’s pro-rata share of the aggregate portfolio was 93.5% leased. For additional information about the Company please visit rptrealty.com.

Company Contact:

Vin Chao, Managing Director - Finance
19 W 44th St. 10th Floor, Ste 1002
New York, New York 10036
vchao@rptrealty.com
(212) 221-1752

Important Additional Information and Where to Find It

In connection with the proposed mergers, Kimco has filed with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock, Kimco preferred stock and depositary shares in respect thereof to be issued in connection with the proposed mergers. The registration statement has been declared effective. The registration statement includes a proxy statement/prospectus that has been sent to shareholders of the Company seeking their approval of certain merger-related proposals. INVESTORS AND SECURITY HOLDERS OF RPT ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS, AS AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT RPT, KIMCO AND THE PROPOSED MERGERS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from RPT at its website, www.rptrealty.com or from Kimco at its website, www.kimcorealty.com. Documents filed with the SEC by RPT will be available free of charge by accessing RPT’s website at www.rptrealty.com under the heading Investors or, alternatively, by directing a request to RPT at invest@rptrealty.com or 19 West 44th Street, Suite 1002, New York, NY 10036, telephone: (212) 221-7139, and documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, NY 11753, telephone: (516) 869-9000.

News Release (NYSE:RPT)

Participants in the Solicitation

RPT and Kimco and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RPT in respect of the proposed mergers under the rules of the SEC. Information about RPT’s trustees and executive officers is available in RPT’s proxy statement dated March 16, 2023 for its 2023 Annual Meeting of Shareholders. Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 15, 2023 for its 2023 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed and to be filed with the SEC regarding the proposed mergers as and when they become available. Investors should read the proxy statement/ prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RPT or Kimco using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.